Exhibit 99.1

Denison Mines Corp.	Fission Uranium Corp.
Atrium on Bay, 595 Bay Street, Suite 402	700 – 1620 Dickson Avenue
Toronto, ON M5G 2C2	Kelowna, British Columbia V1Y 9Y2
Ph. 416-979-1991 ● Fx. 416-979-5893 ●	Ph. 250-868-8140 ● Fx. 250-868-8493 ●
www.denisonmines.com	www.fissionuranium.com

PRESS RELEASE

DENISON AND FISSION ANNOUNCE TRANSACTION TO CREATE LEADING DIVERSIFIED URANIUM COMPANY

Toronto, ON – July 6, 2015 – Denison Mines Corp. (TSX: DML, NYSE MKT: DNN) (“Denison”) and Fission Uranium Corp. (TSX: FCU, OTCQX: FCUUF, FRANKFURT: 2FU) (“Fission”) are pleased to announce the execution of a Binding Letter Agreement (the “Binding Agreement”) to combine their respective businesses (the “Transaction”). The Transaction creates a leading Canadian focused diversified uranium company - combining high quality assets and the management teams of two highly respected companies. Headlining the asset portfolio of the combined company will be two world class uranium exploration and development projects: Fission’s 100% owned Patterson Lake South Project, and Denison’s 60% owned Wheeler River Project, both located in the prolific Athabasca Basin, in Northern Saskatchewan, Canada.

Subject to the terms set out in the Binding Agreement, Fission common shareholders will receive 1.26 common shares of Denison for each common share of Fission held plus $0.0001 per share in cash. Upon completion of the Transaction, the combined company, to be named “Denison Energy Corp.”, will be approximately 50% owned by each of Denison’s and Fission’s existing shareholders on a fully-diluted in-the-money basis. The market capitalization of Denison and Fission on a combined basis is anticipated to be approximately CAD$900 million. Based on the 30 day volume weighted average price of Denison’s shares on the TSX of CAD$0.99 as at July 3, 2015, the offer implies a price per Fission common share of CAD$1.25 and represents a premium of approximately 18% to the 30 day volume weighted average price of Fission’s shares on the TSX of CAD$1.06 as at July 3, 2015.

Ron Hochstein, Executive Chairman of Denison, commented: “The continued exploration success at our Phoenix deposit and Gryphon discovery, in combination with the discovery and exploration success of the world class Triple R deposit puts the combined company in an incredibly strong strategic position, with the most significant development portfolio in the world. We are confident that our shareholders will benefit from the value creation opportunities that will be realized through an expanded and more diversified uranium company.”

Dev Randhawa, Chairman & CEO of Fission, stated: “This merger will create the uranium industry’s leading exploration and development company at a time when the sector is poised for growth. Denison has a strong, diversified portfolio and, with the Triple R deposit, Fission is bringing the Athabasca Basin’s largest undeveloped high-grade resource as well as a successful and award-winning technical and management team.”

Transaction Highlights

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Consolidation of Strategic Uranium Assets: An unrivaled portfolio of strategic uranium asset interests in the Athabasca Basin, headlined by Fission’s 100% owned PLS Project and Denison’s 60% owned Wheeler River Project and including Denison’s interests in the Midwest, McClean Lake, Waterbury Lake, Mann Lake, and Wolly projects, as well as Denison’s strategic 22.5% ownership interest in the McClean Lake Mill;

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Continued Exploration Potential: Exploration foothold in both the historically prolific Eastern Athabasca Basin and the emergent Western Athabasca Basin, with a dominant combined land package of over 430,000 hectares and a sizeable base of mineral resources defined under NI 43-101, providing the foundation for future resource growth.

•

Free Cash Flows: The toll-milling of ore from the Cigar Lake mine under a toll milling agreement between the McClean Lake Joint Venture and the Cigar Lake Joint Venture and management fees from Uranium Participation Corporation are expected to provide the combined company with a source of cash in the future to fund its activities;

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Complimentary Combined Management Team: Management from Fission and Denison will be combined, offering expertise and skill in the uranium industry and mergers and acquisitions, as well as the proven ability to finance ambitious exploration programs and successfully explore and develop uranium mining projects;

•	Increased Liquidity: Increased scale is expected to enhance trading liquidity and access to global capital markets; and

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Valuation Upside: Various monetization options in respect of Denison’s African exploration and development portfolio, including the Falea project in Mali and the Mutanga project in Zambia, are being considered by the combined company and may be pursued when market conditions permit.

Management Team and Board of Directors

The senior executive team and the Board of Directors of the combined company will draw from the extensive experience and expertise of both companies. Mr. Lukas Lundin will become non-executive Chairman and Mr. Dev Randhawa will become the Chief Executive Officer of the combined company. Mr. Ross McElroy will be appointed President & Chief Operating Officer, and Mr. David Cates will become Chief Financial Officer. The Board of Directors will be comprised of ten directors: five of whom currently serve as directors of Denison and five of which will be appointed from the Board of Directors of Fission.

Transaction Details

Pursuant to the Binding Agreement, the proposed Transaction will be effected by way of a Plan of Arrangement completed under the Canada Business Corporations Act. It will feature a common share exchange through which Fission common shareholders will receive 1.26 common shares of Denison for each common share of Fission held plus CAD$0.0001 per share in cash (the “Exchange Ratio”). In the event that the Exchange Ratio would require Denison to issue a number of shares that is greater than the current issued and outstanding shares of Denison, the Exchange Ratio will be adjusted so that the total number of shares to be issued by Denison is equal to the number of issued and outstanding shares of Denison less 100,000 shares.

The Transaction will require shareholder approval from two thirds of the votes cast by the holders of Fission common shares, plus any majority of the minority approvals of Fission Shareholders that may be required by Multilateral Instrument 61-101 and approval of 50% plus 1 of the votes cast by the Denison shareholders at shareholder meetings to be held to consider the proposed Transaction. Denison shareholders will also be asked to approve a 2-for-1 share consolidation that will take place immediately following the closing of the Transaction and a name change to “Denison Energy Corp.” The share consolidation and the name change will require shareholder approval from two thirds of the votes cast by the holders of Denison common shares. The parties expect to execute a definitive Arrangement Agreement (“Arrangement Agreement”) on or before July 27, 2015. If the parties do not enter into the Arrangement Agreement, the Transaction will proceed on and be subject to the terms set out in the Binding Agreement.

Fission’s outstanding options and warrants will be adjusted in accordance with their terms such that the number of Denison shares received upon exercise and the exercise price will reflect the Exchange Ratio.

Denison’s Board of Directors have determined the proposed transaction is in the best interest of Denison and its shareholders, having taken into account advice from their financial advisors, and have unanimously approved the Transaction.

The Board of Directors of Fission, acting on the recommendation of its special committee of independent directors, after consultation with its financial and legal advisors, has determined that the transaction is fair to Fission’s security holders and in the best interests of Fission and has unanimously approved the Transaction.

Denison and Fission’s Board of Directors recommend that their shareholders vote in favour of the Transaction.

The proposed Transaction, name change and share consolidation are expected to be completed in October 2015 or such date as the parties may agree.

In addition to shareholder approvals, the proposed Transaction will be subject to applicable regulatory approvals and the satisfaction of other customary conditions, including the completion of confirmatory due diligence by both parties by July 27, 2015. The Transaction includes customary provisions, including fiduciary-out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Each company has agreed to pay the other party a termination fee of CAD$14.0 million in certain circumstances.

The full details of the Transaction will be included in the management information circular to be filed with the regulatory authorities and mailed to Denison and Fission shareholders in accordance with applicable securities laws.

Advisors & Counsel

Denison’s financial advisors are Haywood Securities Inc. and Pareto Securities AS and its legal counsel is Cassels Brock & Blackwell LLP and its U.S. legal counsel is Paul, Weiss, Rifkind, Wharton & Garrison LLP. Haywood Securities Inc. has provided a verbal opinion to Denison’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to Denison.

Fission’s financial advisor is Dundee Securities Ltd. and its legal counsel is Blake, Cassels & Graydon LLP. Dundee Securities Ltd. has provided a verbal opinion to Fission’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of Fission. BMO Capital Markets acted as strategic advisor to Fission.

Conference Call and Webcast

Denison and Fission will host a joint conference call and webcast on Tuesday, July 7, 2015 at 8:30 a.m. Eastern time for members of the investment community to discuss the business combination. Participants may join the conference call using the following call-in details:

Local and International: +1 647 788 4919

North American toll-free: +1 877 291 4570

A live webcast of the conference call can be accessed via the following link:

http://www.investorcalendar.com/IC/CEPage.asp?ID=174153 or via www.denisonmines.com and www.fissionuranium.com.

A replay of this conference call will be available until July 14, 2015. The replay numbers are:

Local and International: +1 416 621 4642

North American toll-free: +1 800 585 8367

Replay passcode: 80824118

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

About Fission

Fission Uranium Corp. is a Canadian based resource company specializing in the strategic exploration and development of the Patterson Lake South uranium property - host to the world-class Triple R uranium deposit - and is headquartered in Kelowna, British Columbia. Common Shares are listed on the TSX Exchange under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Exchange under the symbol “2FU”.

For more information, please contact:

Denison Mines Corp.

David Cates: (416) 979-1991 ext. 362

President and Chief Executive Officer

Sophia Shane: (604) 689-7842

Investor Relations

Fission Uranium Corp.

Dev Randhawa: (250) 868-6028

Chief Executive Officer

Rich Matthews: (877) 868-8140

Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison and Fission,.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of each of Denison and Fission to be materially different from those expressed or implied by such forward-looking statements. Each of Denison and Fission believe that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from the Transaction; the Transaction Highlights; the estimates of each of Denison’s and Fission’s mineral resources; expectations regarding the toll milling of Cigar Lake ores; expectations with respect to Uranium Participation Corporation; the execution of the Arrangement Agreement, closing of the Transaction, the board and management team following completion of the Transaction and the receipt of the necessary shareholder approvals.

There can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, in the case of Denison, please refer to “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml, and, in the case of Fission, please refer to “Risk Factors” in Fission’s Annual Information Form dated February 25, 2015 available under its profile at www.sedar.com.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Neither Denison nor Fission undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in their respective expectations except as otherwise required by applicable legislation.